



Konstantin Maslennikov ·

2nd

CEO and founder at HereYouGo

Palo Alto, California, United States ·

Contact info

500+ connections

1 mutual connection: Michael Gasiorek 🧔

HereYouGo

**Stanford University
Graduate School of...**

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🚗**Waymo is opening self-driving r**
public
YouTube

#waymo #launch #selfdriving #cars
technology industry and comments
HereYouGo, startup in self-driving a
Maslennikov. https://twitter.com/ma

Experience



CEO and founder

HereYouGo · Full-time

Jan 2018 – Present · 3 yrs 8 mos

San Francisco Bay Area

HereYouGo is a sharing economy service for self-driving cars, connecting owners of self-driving cars with potential clients by providing taxi service with autonomous vehicles through the application of the decentralized platform. The business model is to split the ownership of self-driving cars among users of the service, allowing users to buy a part of a vehicle and use autonomous cars for transportation needs.

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CEO and founder

TakeBus.ru

Apr 2014 – Dec 2017 · 3 yrs 9 mos

Moscow, Russian Federation

TakeBus is a company that revolutionized the sales of intercity bus tickets in the Russian Federation, allowing passengers to skip the line and purchase tickets with assigned seating both on their website and through …see more







CEO and founder

Proektor group

Aug 2008 – Sep 2014 · 6 yrs 2 mos
Moscow, Russian Federation

Proektor group became the biggest projector lamp distributor
in Russia, based in Moscow, and then it opened offices in
Hong Kong and several Russian cities (Chelyabinsk,
Ekaterinburg, and Novosibirsk). The clients of the (...see more

 

**Vinyl records returned
with music**

Sales Manager for Eastern Europe

Arclite optronics (Taiwan)
Dec 2007 – Sep 2008 · 10 mos
Taiwan

ARCLITE OPTRONICS CORPORATION is located in Hukou
Hsiang, Hsinchu, Taiwan and is part of the Lighting
Equipment Manufacturing Industry. As internship that was
organized by AIESEC. Konstantin joined the interna ...see more



Specialist in a key clients department

MTS Group
Jun 2006 – Jun 2007 · 1 yr 1 mo

MTS was established in October 1993 by Moscow City
Telephone Network (MGTS according to its Russian acronym),
T-Mobile Deutschland GmbH (T-Mobile), an affiliate of
Deutsche Telekom AG, Siemens AG (Siemens) and ...see more

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Education



Stanford University Graduate School of Business

Strategy Beyond Markets: Building Reputation and
Competitive Advantage, GSB Executive Education program
2019 – 2019

Anticipate and develop strategies to address critical beyond-
market forces, from legislation and regulation to activism and
the media.



Draper University

HERO TRAINING PROGRAM, Super Hero

2017 – 2017
Activities and Societies: During the program we got an idea of research about self-driving cars technology and based on this idea and I created HereYouGo company www.hereyougo.io

Draper University was founded by venture capitalist Tim Draper. At Draper University, entrepreneurs go from an idea to a product ready to pitch to 80+ venture capital investors as they learn from top-tier venture capitalists and entrepreneurs. Past speakers have included Elon Musk (Tesla), Aaron Levie (Box), and Tony Hsieh (Zappos). Students live and learn in Silicon Valley while building a strong network of life-long mentors and friends. 580+ alumni who have launched their own startups, raised $51.4M+ in total, and have sold their companies for multiple millions and have been featured in Forbes 30 under 30.

Internet Initiatives Development Fund Accelerator
Graduate, Internet economy
2014 – 2014

FOR THREE MONTHS TEAM HAVE BUSINESS GROWTH POINTS
Do customer development and identify new market segments
Focus on the most profitable segments
Understand from which channels to attract new customers
Reduce unit-economy in channels
Reduce the transaction cycle 3 or more times
Increase the average check for the customer due to repeated purchases
Multiply the scale of revenue

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